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                                October 26, 2021

       Scott R. Zemnick
       Founder Holder
       VPC Impact Acquisition Holdings III, Inc.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings III, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 6,
2021
                                                            File No. 333-260083

       Dear Mr. Zemnick:

             We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

       Form S-4 filed October 16, 2021

       Material United States Federal Income Tax Considerations
       U.S. Federal Income Tax Consequences of the Mergers to Holders of VPCC Class A Common
       Stock, page 164

   1. Please explain the statement that holders of VPCC Class A common stock will incur "no
                                                        U.S. federal income tax
consequences as a result of the merger" and reconcile this
                                                        disclosure with Section
2.12 of the Agreement and Plan of Merger that the merger is
                                                        intended to qualify as
a "reorganization" under section 368(a) of the Internal Revenue
                                                        Code. If the merger is
taxable to VPCC Class A holders, please disclose this fact.
                                                        Alternatively, if the
reorganization is intended to be tax-free, file a tax opinion and revise this section and the
Q&A accordingly.
 Scott R. Zemnick
FirstName  LastNameScott   R. Zemnick
VPC Impact    Acquisition Holdings III, Inc.
Comapany
October  26,NameVPC
             2021       Impact Acquisition Holdings III, Inc.
October
Page  2 26, 2021 Page 2
FirstName LastName
Information About Dave
Company Overview, page 203

2. Please refer to your response to comment 14. In the penultimate paragraph on page 203, please briefly describe the methodology of the market research and clarify whether it was conducted by Dave or a third party.
Overdraft Protection: "ExtraCash", page 206

3. We note your response to comment 17. For each period presented, please revise to disclose the percentage of customers that paid in full on or before their agreed upon repayment date. Please also revise your disclosure to explain the collection process when a customer does not have the funds in their linked account to cover the automated withdrawal on the agreed upon repayment date.
Operating expenses, page 223

4. Please enhance your discussion of the provision for unrecoverable advances here, and on page 226, to describe how the default rate is calculated and to quantify the default rate for each period presented. In addition, please enhance your disclosure on page 223 to describe the advance underwriting modifications that were made in response to the onset of the COVID-19 pandemic in early 2020.
5. We note your disclosure that the increase in chargeback related expenses of approximately
         $4.0 million was primarily due to non-recurring fraudulent activity in
relation to Dave   s
         Checking Product. Please enhance your disclosure to describe, in detail, the nature of this fraudulent activity, how it was discovered, and how it was resolved. Operating revenues, page 223

6. We note your response to comment 22. We continue to believe that separate disclosure and discussion of subscription revenue charged to Members, optional tips, and optional express processing fees is beneficial to understanding the performance and trends of your business. Please revise your MD&A disclosure on pages 223 and 225 to separately quantify the revenue associated with each of these revenue streams (i.e., subscriptions revenue, optional tips and optional express processing fees) for each period presented and to provide an enhanced discussion of any material changes in each of these revenue streams as well as any related trends that are likely to impact future results of operations.
7. We note your response to comment 23. We continue to believe that the requested disclosures are key factors in understanding the drivers of service based revenue, and in particular the optional express processing fee and optional tip related revenue streams, and would therefore provide beneficial information in understanding period to period fluctuations and any associated trends that could impact future performance. Therefore, to the extent there are material changes or trends in the amount of revenue associated with optional transfer fees and tips, please revise your discussion to provide the following
 Scott R. Zemnick
VPC Impact Acquisition Holdings III, Inc.
October 26, 2021
Page 3
      information:

             The percentage of customers receiving an advance that chose to pay a fee to expedite the advance;
             The weighted average fee paid to expedite these advances;
             The percentage of customers that chose to leave a tip; and The weighted average amount of the tip.
Index to Consolidated Financial Statements, page F-1

8. Please revise to include the unaudited condensed consolidated financial statements of
      VPCC as of June 30, 2021 that are referenced in your Index to Consolidated Financial
      Statements.
Note 3. Member Cash Advances, Net, page F-33

9. In order to provide a more accurate representation of the aging of Member cash advances, please revise your detail of days from origination on pages F-33 and F-65 to present each line item at gross amounts followed by a subtotal for total gross Member cash advances, less total allowance for unrecoverable advances to arrive at total Member cash advances, net.
        You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                           Sincerely,
FirstName LastNameScott R. Zemnick
                                                       Division of Corporation
Finance
Comapany NameVPC Impact Acquisition Holdings III, Inc.
                                                       Office of Finance
October 26, 2021 Page 3
cc:       Era Anagnosti
FirstName LastName